# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Hub Cyber Security Ltd., CIK 0001905660
CUSIP: M6000J184
Title of class of securities: ordinary shares
Address of issuer's principal executive offices: 2 KAPLAN ST., 2 KAPLAN ST., TEL AVIV, Israel (L3), 6473403
Date of event which requires filing of this statement: 05/18/2026
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Amends the filing with accession number 0002136560-26-000003
Filed by CIK 0002136560
Persons authorized to receive notices and communications: Tyler White, 2350 East Germann Road, Chandler, Arizona (AZ), 85286, 4806127662

## Reporting persons
- White Tyler Kent (CIK 0002136560): type of reporting person: individual (IN); citizenship or place of organization: Arizona (AZ); source of funds: personal funds (PF); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: ordinary shares
Name of issuer: Hub Cyber Security Ltd.
Address of issuer's principal executive offices: 2 KAPLAN ST., 2 KAPLAN ST., TEL AVIV, Israel (L3), 6473403

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person has disposed of all Ordinary Shares previously reported herein and no longer holds any beneficial ownership interest in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 0 shares, 0% ownership
Number of shares as to which each person has sole or shared power to vote or dispose: Sole voting power: 0 / Sole dispositive power: 0 / All other fields: 0
Transactions in the class effected during the past sixty days:
June 3, 2026 Sale of 10,437 Ordinary Shares at $0.3599 per share, effected in the open market through a broker.
June 3, 2026 Sale of 124,563 Ordinary Shares at $0.3172 per share, effected in the open market through a broker.
June 3, 2026 Sale of 34,874 Ordinary Shares at $0.3390 per share, effected in the open market through a broker.
June 3, 2026 Sale of 280,126 Ordinary Shares at $0.3197 per share, effected in the open market through a broker.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: June 3, 2026

## Signatures
- White Tyler Kent: White Tyler Kent, Invidual (06/03/2026)